UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 05 October, 2010

ALLIED IRISH BANKS, public limited company

Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Company name	Allied Irish Banks, p.l.c.
Headline	Directorate Change

Allied Irish Banks, p.l.c. ("AIB") announces that Mr Robert G. Wilmers has notified the Board of his resignation, to take effect immediately, and that Mr Kieran Crowley has indicated his intention to resign from the Board on 13 October 2010.

For further information, please contact :

Mr. David O'Callaghan,
Company Secretary,
Allied Irish Banks, p.l.c.,
Bankcentre,
Ballsbridge,
Dublin 4.

(+353 1 6600311)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                        ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  05 October, 2010

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.